

15027054

t of the Treasury
Washington, D.C. 20220

Information Required of Government Securities
Brokers and Dealers
Pursuant to Section 15C of the Securities
Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

JUN – 1 2015

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING ___04/01/2014___ AND ENDING ___03/31/2015___
MMDDYYYY   MMDDYYYY

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center   1100 Plaza Five

(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero   (212)341-9289

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Pricewaterhouse Coopers LLP

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied
on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)



OATH OR AFFIRMATION

I, __Luciano Soldiviero_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ICAP Securities USA LLC_____, as of __March 31_____ in the year ____2015__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- ☐ (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

Sworn to and subscribed before me this
__15__ day of __May__, 20 __15__

Public reporting burden for this collection of information is estimated to average 12 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, Paperwork Reduction Project 1535-0089 Washington, DC 20503.

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2015



pwc

Report of Independent Registered Public Accounting Firm

To the management of ICAP Securities USA LLC and its subsidiaries

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and its subsidiaries at March 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 28, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2015

(dollars in thousands)

Assets

Cash and cash equivalents	$ 89,854
Cash segregated under federal regulations	10,501
Deposits with clearing organizations	28,647
Securities owned, at estimated fair value	1,486
Securities borrowed	1,114,422
Receivable from brokers dealers and clearing organizations	196,691
Receivable from customers	60,987
Securities purchased under agreements to resell	2,085
Commissions receivable, net of allowance for doubtful accounts of $485	27,139
Income tax receivable from affiliate	15,866
Receivable from affiliates	15,520
Intangible assets, net of accumulated amortization of $875	332
Exchange and trading memberships	1,401
Goodwill	2,312
Prepaid expenses and other assets	4,147
Total assets	**1,571,390**

Liabilities and Member's Equity

Liabilities

Securities loaned	1,116,306
Payable to brokers, dealers and clearing organizations	202,737
Securities sold, but not yet purchased at estimated fair value	1,486
Payable to customers	30,254
Payable to affiliates	5,629
Accrued expenses and accounts payable	36,918
Total liabilities	**1,393,330**

Commitments and contingencies (Note 8)

Member's equity	178,060
Total liabilities and member's equity	**$ 1,571,390**

The accompanying notes are an integral part of this consolidated financial statement.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2015

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiaries, ICAP Corporates LLC ("Corporates"), and LinkBrokers Derivatives LLC ("Link"), (the subsidiaries are collectively referred to herein as the "Subsidiaries", and the Company and Subsidiaries together are referred to herein as the "Group") are Delaware limited liability companies. The sole Member of the Company is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has one Member ICAP US Financial Services LLC ("IUFS"). IUFS has two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI").

The Group is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

At the close of business on September 30, 2014, the Company reorganized its ownership structure by transferring its entire ownership interest in ICAP Electronic Broking LLC ("IEB") to the Company's two affiliates, BrokerTec Investments and BrokerTec Holdings Inc. The financial position of the Company has been presented with the transfer of equity interest at IEB's carrying value as of September 30, 2014 (see note 11).

Corporates primarily operates in the brokering of financial instruments. Collectively the instruments include, but are not limited to corporate bonds, preferred stock, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, equities, equity options, commodity futures, and financial futures.

Corporates is registered with the SEC, and it is also registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA") as a non-clearing Independent Introducing Broker ("IB"). Corporates has four trading licenses with the New York Stock Exchange ("NYSE"), is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. Additionally Corporates is a member of the NFA, Intercontinental Exchange Futures U.S., and the Chicago Board of Trade which is part of the Chicago Mercantile Exchange Group.

On September 5, 2014, Link filed a request with FINRA to withdraw its broker dealer membership. On November 4, 2014, FINRA approved Link's withdrawal request and consequently terminated the Company's broker dealer registration.

(dollars in thousands)

Brokerage capacities

In certain products, members of the Group act in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Group member acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Group member acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Group member leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, members of the Group may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Group member may self-clear the transaction.

The Group's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Conduct Authority ("FCA") to ICAP's FCA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets, the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Group customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Group acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out-trades. From time to time, as a result of a bona fide error the Group may in "matched principal" market places acquire a position in resolution of such error

4

(dollars in thousands)

(this may also occur when the Group is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes but is not limited to acquiring a position (i) resulting from the partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2.   **Summary of Significant Accounting Policies**

Basis of presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company and its subsidiaries. In the opinion of management, the Consolidated Financial Statements include all adjustments necessary to present fairly the financial position at March 31, 2015 and the results of operations for the year then ended.

Use of Estimates

Preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash at March 31, 2015 includes $89,854 of cash held in a demand deposit account by major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At March 31, 2015, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250

(b) Exchange and Trading Memberships

The Company and Corporates own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $602 and $18 respectively. Additionally Corporates owns two trading memberships with the Intercontinental Exchange Inc.("ICE").The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $781.

The Company and Corporates are required to hold these shares in order to maintain their trading membership privileges. The Company and Corporates performed an annual impairment review and determined that there was no impairment of the shares.

(dollars in thousands)

(c) Securities Transactions

Security transactions are recorded in the Consolidated Statement of Financial Condition on a trade date basis; the related trading income or loss is recorded on trade date basis and reported in the Consolidated Statement of Income. Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at fair value.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Corporates to deposit cash with the lender. With respect to securities loaned, Corporates receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. Corporates monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Consolidated Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Consolidated Statement of Financial Condition.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Company's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

(e) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In September 2011, a new accounting standard was issued that permits an entity to perform a qualitative assessment of goodwill impairment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Group elected to continue to perform a quantitative assessment and concluded that there was no impairment of goodwill or intangible assets as of March 31, 2015.

Identifiable intangible assets consist of customer lists and are amortized over four to five years.

(dollars in thousands)

(f) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(g) Income Taxes

During the year, the Group undertook a tax-free restructuring step plan to better align its legal entity structure with business management and operations. For the first six months of the fiscal year from April 1, 2014 through September 30, 2014, the Group was a single member limited liability company and treated as a disregarded entity that rolled into a partnership. Its taxable income and loss were included in the partnership tax return and were then passed on to the partners. As such, income taxes were not provided for in the separate company financial statements. Due to the tax-free restructuring, as of October 1, 2014, the Group now flows up into a corporation. As a result, the Group now records its share of the income tax provision on its separate company financial statements beginning as of October 1, 2014.

The Group is party to a Tax Sharing Agreement ("the Agreement") with IGBI. As a single member limited liability company, the Company is treated as a branch of a US corporation. IGBI allocates to the Group its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Group's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Group settles both current and deferred taxes on a periodic basis with the parent.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Group's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Group determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2015 include approximately $27,027 of accrued compensation and related expenses, and $9,891 of other accrued expenses.

(dollars in thousands)

4.   Income Taxes

The Group believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At March 31, 2015, the Group had $15,615 of net deferred tax assets, included in the Consolidated Statement of Financial Condition. This balance is comprised of deferred tax assets of $17,028 resulting from temporary differences primarily related to deferred compensation, stock-based compensation, goodwill amortization, and provision for bad debts. These deferred assets were offset by deferred tax liabilities of $1,413 resulting from temporary differences primarily related to prepaid compensation and amortization of goodwill. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the Statement of Financial Condition. The Company has not settled any of the deferred tax asset with the parent and the deferred tax asset of $15,615 is a component of the income tax receivable in the Statement of Financial Condition.

The Group is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Group is required to establish a valuation allowance against the deferred tax assets. The Group believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at March 31, 2015.

The Group has recorded income taxes receivable from an affiliate of $15,866, which is reflected in income tax receivable within the Consolidated Statement of Financial Condition.

The Group is included in the federal consolidated income tax return of IGBI and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Group files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2004 and after.

5.   Cash Segregated Under Federal Regulations

Cash in the amount of $8,001 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 10). The Company and Corporates compute a PAB Reserve, which requires that they both maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2015 cash in the amount of $2,500 has been segregated in proprietary accounts of broker-dealers ("PAB") reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

6.   Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

(dollars in thousands)

Fail-to-deliver	$	180,394	Fail-to-receive	$	200,171
Other		16,297 (a)	Other		2,566 (a)
	$	196,691		$	202,737

(a) The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

7. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

8. Commitments and Contingencies

Leases
The Group has four lease agreements for facilities, the longest of which is 15 years. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the leases are as follows:

Year Ending March 31,

2016	9,958
2017	10,065
2018	3,702
2019	3,702
Thereafter	9,034
	$ 36,461

The office space included under the leases is used by the Group and various other affiliates.

The ultimate parent company, ICAP plc has obtained an uncollateralized letter of credit in the amount of $6,720, in order to satisfy the requirements of the lease agreement entered into by the Group for the facilities.

The Company obtained an uncollateralized letter of credit in the amount of $2,160, in order to satisfy the requirements of the lease agreement entered into by the Company for the disaster recovery facility.

Additionally the Company obtained an uncollateralized letter of credit in the amount of $634, in order to satisfy the requirements of the lease agreement entered into by the Company for office space for the benefit of one of its affiliates.

Corporates has satisfied collateral requirements with one clearing organization at March 31, 2015 by depositing one letter of credit in the amount of $25,000. No amounts have been paid

(dollars in thousands)

under this arrangement. This is a revolving letter of credit that matures quarterly, which Corporates will continue to renew.

On February 1, 2015, the Company entered into a $5,000 revolving subordinated loan agreement with its affiliate First Brokers Securities LLC ("FB"). Under the agreement the Company has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the loan is 5.5 percent. As of March 31, 2015, FB had not drawn down on the on loan. The loan agreement matures on January 31, 2016. Additionally the Company has taken the appropriate capital charge for this loan in its computation of liquid capital.

The Group has access to a $200,000 committed daily revolving credit facility available to satisfy collateral requirements with a clearing organization. Interest charges associated with the credit facility is Federal Funds rate plus an applicable margin of .135 percent. As of March 31, 2015, the Group had not drawn down on the credit facility. The credit facility matures on December 1, 2016.

Legal proceedings

The highly regulated nature of the Group's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Group cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Group is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The SEC and the United States Department of Justice ("USDJ") issued complaints against former employees of Link related to conduct that occurred during a period of time that largely pre-dates ICAP's acquisition of Link. The SEC and the DOJ alleged that the employees in question perpetrated a fraudulent scheme by which they charged customers false prices with embedded hidden markups and markdowns. Three of these employees have pled guilty to criminal charges arising from the conduct and the SEC entered judgments against them. On August 14, 2104, the SEC issued an order against Link instituting administrative and cease-and-desist proceedings, pursuant to Sections 15(b) and 21(C) of the Securities Exchange Act of 1934, making findings, and imposing remedial sanctions and a cease-and-desist order. Link was also ordered to pay, and has paid, disgorgement of $14,000 to the SEC. The $14,000 settlement was fully reserved for in the Group's prior fiscal year ended March 31, 2014.

(dollars in thousands)

9. **Netting of Financial Assets and Financial Liabilities**

The Group adopted the guidance in ASU 2011-11, Balance Sheet (Topic 210) "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, Balance Sheet (Topic 210): "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" for periods beginning after January 1, 2013. This guidance requires the Group to disclose both gross and net information about financial instruments and transactions eligible for offset in the Consolidated Statement of Financial Condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement. Financial instruments and transactions would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the Consolidated Statement of Financial Condition.

The following tables present the netting of financials assets and liabilities as of March 31, 2015, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

(dollars in thousands)

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments collateral	Cash Collateral Received	
Securities borrowed	$ 1,114,422	$ –	$ 1,114,422	$ (1,114,422)	$ –	$ –
Securities purchased under agreements to resell	2,085	–	2,085	(2,085)	–	–
Total	$ 1,116,507	$ –	$ 1,116,507	$ (1,116,507)	$ –	$ –

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments collateral	Cash Collateral Pledged	
Securities loaned	$ 1,116,306	$ –	$ 1,116,306	$ (1,116,306)	$ –	$ –
Total	$ 1,116,306	$ –	$ 1,116,306	$ (1,116,306)	$ –	$ –

(dollars in thousands)

10. **Regulatory Capital Requirements**

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of approximately $94,523 at March 31, 2015, which was approximately $93,275 in excess of the minimum liquid capital requirement of $1,248. The Company's ratio of liquid capital to total haircuts was approximately 90 to 1.

Corporates is subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 5).

Corporates is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from subsidiaires equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. Corporates is subject to the uniform net capital requirements under Rule 15c3-1 and Corporates is also subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of Corporates at March 31, 2015 are set forth below:

Group members	Net Capital	120% of Minimum Net Capital Requirement	Excess Net Capital
ICAP Corporates LLC	$ 63,118	$ 1,912	$ 61,206
Total	$ 63,118	$ 1,912	$ 61,206

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying Consolidated Financial Statements, but not consolidated in the Company's corresponding unaudited Form G-405 part II filed as of March 31, 2015:

	ICAP Corporates LLC	LinkBrokers Derivatives LLC	Total
Assets	$ 1,478,565	$ 874	$ 1,479,439
Liabilities	1,369,146	72	1,369,218
Net	$ 109,419	$ 802	$ 110,221

(dollars in thousands)

11. Discontinued operations

The Company has accounted for the equity transfer of IEB as a disposal under discontinued operations guidance.

The effective tax rate for discontinued operations is 0% as it relates to the period in which the pre-tax book income was not subject to tax when the Group was treated as a partnership.

12. Employee Benefits

The Group participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each member of the Group pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Group matches a portion of employee contributions.

13. Stock Option Plans

Corporates accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation*, ("ASC 718").

ICAP plc Share Option Plan
ICAP plc established the ICAP plc Share Option Plan, which provides for the grant of stock options to executives. The plan allows certain employees to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. At March 31, 2015, a certain employee of Corporates had 75,000 options outstanding to acquire ICAP plc shares at an exercise price that represents the market value of ICAP plc shares on the grant date. Subject to certain performance criteria, options generally vest three years after the grant date and will expire ten years after the grant date.

Transactions under the Corporates' stock option plans are summarized below:

	Number of Shares	Weighted-Average Exercise Price £
Options outstanding at March 31, 2014	75,000	6.11
Exercised	-	-
Options outstanding at March 31, 2015	75,000	6.11

At March 31, 2015 75,000 options were exercisable.

There were no options granted during the year ended March 31, 2015.

(dollars in thousands)

The tax benefits associated with stock-option exercises are recognized by the Group and reflected in Consolidated Member's equity.

The following table summarizes information related to outstanding and exercisable options at March 31, 2015:

Options Outstanding

Exercise Price £	Number of Shares	Weighted- Average Exercise Price £	Contractual Weighted Average Remaining Life Years
6.11	75,000	6.11	4.14
	75,000		4.14

14. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Group did not have any assets or liabilities classified as Level 3 at March 31, 2015.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The Group's cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1 assets. At March 31, 2015 the Group's cash and cash equivalents are comprised of $89,854 cash held in demand deposit accounts.

The Group's securities owned, typically shares of common stock and high grade bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds which are measured based on quoted market prices and therefore considered Level 1 assets.

(dollars in thousands)

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2015 the Group did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 28,647	$ -	$ 28,647
Securities owned, at estimated fair value	1,486			1,486
Securities borrowed	-	1,114,422	-	1,114,422
Receivable from broker dealers and clearing organizations	-	196,691	-	196,691
Receivable from customers	-	60,987	-	60,987
Securities purchased under agreements to resell	-	2,085	-	2,085
Commissions receivable	-	27,139	-	27,139
Total	$ 1,486	$ 1,429,971	$ -	$ 1,431,457

Liabilities:	Level 1	Level 2	Level 3	Total
Securities loaned	$ -	$ 1,116,306	$ -	$ 1,116,306
Securities sold, but not yet purchased at estimated fair value	1,486			1,486
Payable to broker dealers and clearing organizations	-	202,737	-	202,737
Securities sold under agreements to repurchase	-	-	-	-
Payable to customers	-	30,254	-	30,254
Total	$ 1,486	$ 1,349,297	$ -	$ 1,350,783

(dollars in thousands)

15. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,070,509 and received cash or other collateral with a value of approximately $1,116,306 which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2015. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, Corporates has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,070,525 and has given cash or other collateral with a value of approximately $1,114,422, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2015. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at March 31, 2015 was approximately $18,107,349 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2015 the Company has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

(dollars in thousands)

16. **Transactions with Affiliates**

The Group entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2015 $15,365 was prepaid to affiliate under this agreement and therefore is reflected in receivable from affiliates in the Consolidated Statement of Financial Condition.

The Group has receivables and payables from affiliates of $155 and $1,082 respectively, relating to commission revenue and expense.

Additionally the Group has a payable of $4,547 to its UK affiliate ICAP Management Services Ltd for shared administrative expenses incurred by the affiliate on behalf of the Group.

In addition, certain members of the Group provide clearing services for foreign and domestic affiliates.

The Group has an income tax receivable $ 15,866 due from an affiliate.

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). For the period April 1, 2014 through January 31, 2015 IEB had an affiliated membership underneath the direct membership of the Company. Although IEB maintained a separate participant identification with the FICC, it introduced transactions in FICC eligible securities to the Company for settlement and clearance. All margining was combined at the Company level.

17. **Subsequent Events**

The Group has performed an evaluation of subsequent events through May 28, 2015. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2015 or for the year then ended.